
om
LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 31 January 2005.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


05007662

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	29 January, 2004	Company Announcement: Appendix 4C
2	02 February	Staff Appointment – General Manager
3	25 February	Half Yearly Report & Half Yearly Accounts
4	02 March	Mail Out to Shareholders: Report on HY to 31/12/2004

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jane Onley
Financial Controller

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

28 February 2005

Dear Shareholder

Attached for your information is a copy of the letter and the relevant section of the accounts that formed part of the half year announcement lodged with the Stock Exchange last Friday.

While there is no statutory requirement to forward this announcement to shareholders, the Board believes that shareholders should be regularly informed of the company's progress.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Ian Fraser
Chairman

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

25 February 2005

The Company Announcements Officer
Australian Stock Exchange
SYDNEY NSW 2000

MARKET ANNOUNCEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

OMI recorded a half-year loss of $2.630 million for the half-year ended 31 December 2004. This result is slightly higher than the forecast range advised to the market on 16 December 2004, with the increase largely due to the recognition of claims of $0.215 million from our scalpel customers in Australia and the USA. These claims relate to product supplied by OMI that has either been rejected, required additional testing (and cost) or expensed as samples. The claims extend back for some eight months and were only resolved in February 2005. The latest shipment of scalpels to our USA distributor, in particular, has been well received. Both the Australian and American distributors remain committed to the safety scalpel.

There has not been a great deal of manufacturing time available since the last announcement, given the Christmas and New Year holidays in Australia and the Chinese New Year Holidays in China. For example our manufacturer in China commenced New Year on February 6th and did not return to work until February 16th.

The current status of each product is: -

1. Scalpel

   The minor issues with the scalpel cartridge that I referred to on the 16th of December have been resolved but another problem with one size of blade on one handle has only just surfaced. A solution for this issue has been implemented and we will be sending samples for the distributor's approval in the first week of March.



Production of the metal handles proceeded satisfactorily in January but our USA distributor is still making some rejections in relation to quality, for reasons that OMI is questioning. A meeting has been arranged for the 8th of March with the USA distributor to discuss this issue. In the meantime orders continue to be received from the USA and Australian distributors.

2. Syringe

A new injection mould for the 1mm syringe that was ordered in October 2004 has been completed in Australia and is currently being tested. The company has decided to implement several strategies related to the manufacture of the syringe. The first involves the use of the new mould to manufacture, in Australia, a significant quantity of 1mm needle holders. If successful these holders will be sent to China for incorporation into a 1mm syringe. This strategy will enable OMI to have 1mm product available for trials and allow the required validation processes for FDA approval to commence. The second initiative involves sending detailed drawings of the new 1mm mould to our Chinese manufacturer for replication. The final initiative is the commissioning of a series of two cavity moulds that will use bench top moulding machines to produce needle holders in, initially, Australia. This last initiative, if successful, will allow OMI to produce the full range of syringes for approval internationally and for sale in the Australian market. Given the Australian focus on the 1mm syringe, our Chinese manufacturer has shifted his focus to the 3mm (and larger) syringes.

Shareholders need to understand that it is extremely difficult to estimate with accuracy the length of time that will be required to bring the syringe to market in reasonable quantities. Whilst TGA approval has been received for the syringe in Australia we cannot finalise FDA or CE approval until production samples are satisfactorily produced – hence the focus on production. I know shareholders are eager to get information on the progress being made on production but there are limits to the pace that issues can be addressed e.g. there is approximately a 12 week lead time for new moulds in Australia.

3. The Valve.

In my last update I advised that OMI had been invited to a meeting with B.Braun in Germany in late January/early February. Due to travel schedules of the executives involved, that meeting was moved to the 3rd of March. Mr. Kiehne will accompany me on that visit. During January and February testing on the valve, in accordance with requests from B.Braun, have successfully continued. OMI has also received enquiries on the valve from two USA manufacturers and a confidentiality agreement has been signed with one of those parties.

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871



omi
LIMITED

The Future

The higher half-year loss will result in a higher full year loss. Management has reforecast the full year loss at $4.36 million.

Forecasting sales and production is almost impossible given the long lead times for moulds, manufacturing issues and development work being undertaken.

Rather than continually adjusting expected production delivery dates, sales forecasts etc, the Board believes that shareholders will be better informed by regular market updates. Consequently the Board will issue a market update every two months. This update will include progress on production, sales orders received and sales actually made. Naturally significant issues will be immediately advised to the market as they arise. The next update will be issued on 1 May 2005.

In the past two months the company has received numerous enquiries from shareholders seeking more information regarding the company's progress in manufacture etc. It is neither appropriate nor legal for individual shareholders to expect to be told information that has not been announced to the market in general. I clearly understand the wishes of shareholders for information, hence the new two monthly update.

Ian Fraser
Chairman

Appendix 4D
Half Year Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Half Year Ended	31 December 2004
Previous Corresponding Reporting Period	31 December 2003

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	244,063	116%
Profit / (loss) from ordinary activities after tax attributable to members	(2,630,443)	30%
Net profit / (loss) for the period attributable to members	(2,630,443)	30%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Not applicable	-
Interim Dividend	Not applicable	-
Record date for determining entitlements to the dividends (if any)	Not applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:		

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	13.49 cents	8.44 cents

Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control gained	
Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of Control Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control lost	
Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period	

Details of Associates and Joint Venture Entities

Name of Entity	Percentage Held		Share of Net Profit	
	Current Period	Previous Period	Current Period	Previous Period
Not applicable				
Aggregate Share of Net Profits				

Foreign Entities Accounting Framework

For foreign entities provide details of which accounting standards have been adopted (e.g. International Accounting Standards) Not applicable

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4D

Attachment #	Details
1	Half Year Financial Report
2	Independent Review Report
3	Auditor Independence Declaration



Signed By Company Secretary	[signature]
Print Name	Don Mackenzie
Date	25 February 2005

Attachment 1

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The directors present their report together with the financial report of OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED ("the Company") and its controlled entities for the half-year ended 31 December 2004 and the independent review report thereon.

DIRECTORS

The directors of the Company during the half-year or since the end of the half-year are:

Bruce Kiehne	Director since 2000
Ian Fraser	Appointed 23 November 2004
Donald Mackenzie	Appointed 23 November 2004
Mark Rogers	Appointed 23 November 2004
Dr. John Taske	Resigned 22 November 2004
Michael Hayne	Resigned 22 November 2004
Lawrence Litzow	Resigned 22 November 2004
Keith Taske	Resigned 22 November 2004

RESULTS OF OPERATIONS

The consolidated loss for the half-year after providing for income tax was $2,630,443.

REVIEW OF OPERATIONS

For the 6 months under review, the consolidated entity recorded net sales revenue of $98,412. Actual sales in the period were $219,109 however this was reduced by credits totaling $120,697 in respect of rejected product. The other significant source of revenue was interest income of $136,325 earned on funds invested.

The major expense for the company in the half-year was staffing costs of $902,674. During 2004 a significant number of new positions had been created. A review of personnel requirements going forward has seen a number of those positions made redundant and staffing costs for the second half of the financial year will be substantially lower.

There were two significant expenses of a one-off nature during the half-year.

- Under a Heads of Agreement, the consolidated entity received $200,000 from B.Braun in the 2003 financial year. This payment was made by B.Braun as a contribution towards the cost of the tools, dyes and moulds necessary for the manufacture of the OMI Safe IV Access Valve. As this product is not yet ready for commercial production, and the Agreement had effectively lapsed, the Company refunded the $200,000.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (continued)

REVIEW OF OPERATIONS (continued)

- The consolidated entity agreed to reimburse the North American distributor of the Safety Scalpel for costs it incurred in respect of product that did not meet their quality standards. These costs comprised quality inspection costs, freight and financing costs and the loss of distributor-supplied components. The total for these one-off costs in the half year was $143,456.

Included in the loss for the 6 months is amortisation and depreciation, a non-cash item, totaling $563,726.

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, PKF, to provide the directors of Occupational & Medical Innovations Limited with an Independence Declaration in relation to the review of the half-year financial report. This Independence Declaration is attached to the Review Report and forms part of this Directors' Report.

Signed in accordance with a resolution of the directors.



Director

Dated this 25th day of February 2005.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated Entity	
		31 Dec 2004 $000's	31 Dec 2003 $000's
Profit/(loss) from ordinary activities before income tax expense		(2,630)	(2,020)
Income tax (expense)/benefit relating to ordinary activities		-	-
Net profit/(loss) from ordinary activities after related income tax expense attributable to the members of the company		(2,630)	(2,020)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(2,630)	(2,020)
Basic earnings per share (cents per share)		(8.9)	(7.7)
Diluted earnings per share (cents per share)		(8.9)	(7.7)

The above Statement of Financial Performance is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated Entity	
	31 Dec 2004	30 June 2004
	$000's	$000's
CURRENT ASSETS		
Cash assets	3,594	5,631
Receivables	167	100
Other	307	216
TOTAL CURRENT ASSETS	4,068	5,947
NON-CURRENT ASSETS		
Property, plant and equipment	503	467
Intangibles	15,036	15,521
Other non-current assets	1,112	1,059
TOTAL NON-CURRENT ASSETS	16,651	17,047
TOTAL ASSETS	20,719	22,994
CURRENT LIABILITIES		
Payables	453	132
Interest bearing liabilities	17	6
Provisions	47	54
TOTAL CURRENT LIABILITIES	517	192
NON-CURRENT LIABILITIES		
Provisions	15	11
Interest bearing liabilities	55	29
TOTAL NON-CURRENT LIABILITIES	70	40
TOTAL LIABILITIES	587	232
NET ASSETS	20,132	22,762
EQUITY		
Contributed equity	32,974	32,974
Retained profits	(12,842)	(10,212)
TOTAL	20,132	22,762

The above Statement of Financial Position is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated Entity	
	31 Dec 2004 $000's	31 Dec 2003 $000's
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	20	25
Payments to suppliers and employees	(2,086)	(1,800)
Interest received	136	81
Borrowing costs paid	(7)	(10)
GST recovered/(paid)	25	104
Net cash provided by/(used in) operating activities	(1,912)	(1,600)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(65)	(186)
Payments for intangibles	-	(243)
Other	(54)	(71)
Net cash provided by/(used in) investing activities	(119)	(500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	-	98
Repayment of borrowings	(6)	-
Net cash provided by/(used in) financing activities	(6)	98
Net increase/(decrease) in cash held	(2,037)	(2,002)
Cash at beginning of half-year	5,631	3,755
Cash at end of half-year	3,594	1,753

The above Statement of Cash Flows is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 1. STATEMENT OF ACCOUNTING POLICIES

This half year consolidated financial report has been prepared in accordance with Accounting Standard AASB 1029 and is to be read in conjunction with the 30 June 2004 Annual Report and any public announcements made by Occupational & Medical Innovations Limited and controlled entities during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001. It is a general purpose financial report which has been prepared in accordance with AASB Standards, other authoritative pronouncement of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Notes of a type normally included in an annual financial report are not included.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those of the previous financial year.

For the purpose of preparing the half-year consolidated financial statements, the half-year has been treated as a discrete reporting period.

The half year consolidated financial report has been prepared on the basis of historical costs.

NOTE 2. SEGMENT REVENUES AND RESULTS

The consolidated entity operates predominately in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominately in one geographical segment being Australia.

NOTE 3. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the period that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial periods.

NOTE 4. CONTINGENT LIABILITIES

A claim has been received for compensation from a previous employee for loss of office. The amount of the claim has not been quantified. The directors believe that there are no grounds for the claim and if any litigation is pursued it will be vigorously defended by the Company.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 5. DIVIDENDS

No dividends have been declared or paid during the half year

NOTE 6. INTANGIBLES

The Directors have determined that patents at $15,035,787 are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entities products.

At the date of this report, the reliability of the expected cash flows associated with the determination of the recoverable amount is dependent on a number of future events including gaining regulatory approval for new products, the reliable production of products, gaining access to markets, successfully defending against any patent challenge, and market acceptance of the products.

Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of Intangibles. Accordingly, no adjustment has been made to the carrying value as represented by the cost of the patents net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

NOTE 7. IMPACTS TO ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements". The financial effect has not been quantified at the date of this report.

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level.
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome.
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 7. IMPACTS TO ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The key differences in accounting policies expected to arise from adoption of AIFRS are as listed as follows:

Income tax
AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset. At the date of this report the company has not recognised any deferred tax balances.

Property, plant & equipment
Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant and equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Research and development
Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalized and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset. At the date of this report no quantification of amounts to be derecognized on initial application has been made.

Patents and intellectual property
All patents and intellectual property assets have been assessed as having a finite useful life. Such assets will continue to be amortised over the useful life of the asset and also be subject to an annual impairment test.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871



Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

2 February 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW 2000

Dear Sir

CONTINUOUS DISCLOSURE

STAFF APPOINTMENT – GENERAL MANAGER

The Board of Occupational & Medical Innovations Limited (OMI) has pleasure in announcing the appointment of Mr. Paul Rea as General Manager. Paul is currently employed at OMI as International Business Development Manager.

In his new role Paul will be responsible for the Marketing, Manufacturing and Administration functions of OMI and will report direct to the Board. After a short handover period Mr. Ian Fraser will revert to a Non Executive Chairman role.

Mr. Bruce Kiehne will continue in his role of Director Research & Development and also report direct to the Board.

The Directors wish Paul every success with his new challenge.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


om
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

25 February 2005

The Company Announcements Officer
Australian Stock Exchange
SYDNEY NSW 2000

MARKET ANNOUNCEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

OMI recorded a half-year loss of $2.630 million for the half-year ended 31 December 2004. This result is slightly higher than the forecast range advised to the market on 16 December 2004, with the increase largely due to the recognition of claims of $0.215 million from our scalpel customers in Australia and the USA. These claims relate to product supplied by OMI that has either been rejected, required additional testing (and cost) or expensed as samples. The claims extend back for some eight months and were only resolved in February 2005. The latest shipment of scalpels to our USA distributor, in particular, has been well received. Both the Australian and American distributors remain committed to the safety scalpel.

There has not been a great deal of manufacturing time available since the last announcement, given the Christmas and New Year holidays in Australia and the Chinese New Year Holidays in China. For example our manufacturer in China commenced New Year on February 6th and did not return to work until February 16th.

The current status of each product is: -

1. Scalpel

   The minor issues with the scalpel cartridge that I referred to on the 16th of December have been resolved but another problem with one size of blade on one handle has only just surfaced. A solution for this issue has been implemented and


om
LIMITED

we will be sending samples for the distributor's approval in the first week of March.

Production of the metal handles proceeded satisfactorily in January but our USA distributor is still making some rejections in relation to quality, for reasons that OMI is questioning. A meeting has been arranged for the 8th of March with the USA distributor to discuss this issue. In the meantime orders continue to be received from the USA and Australian distributors.

2. Syringe

A new injection mould for the 1mm syringe that was ordered in October 2004 has been completed in Australia and is currently being tested. The company has decided to implement several strategies related to the manufacture of the syringe. The first involves the use of the new mould to manufacture, in Australia, a significant quantity of 1mm needle holders. If successful these holders will be sent to China for incorporation into a 1mm syringe. This strategy will enable OMI to have 1mm product available for trials and allow the required validation processes for FDA approval to commence. The second initiative involves sending detailed drawings of the new 1mm mould to our Chinese manufacturer for replication. The final initiative is the commissioning of a series of two cavity moulds that will use bench top moulding machines to produce needle holders in, initially, Australia. This last initiative, if successful, will allow OMI to produce the full range of syringes for approval internationally and for sale in the Australian market. Given the Australian focus on the 1mm syringe, our Chinese manufacturer has shifted his focus to the 3mm (and larger) syringes.

Shareholders need to understand that it is extremely difficult to estimate with accuracy the length of time that will be required to bring the syringe to market in reasonable quantities. Whilst TGA approval has been received for the syringe in Australia we cannot finalise FDA or CE approval until production samples are satisfactorily produced – hence the focus on production. I know shareholders are eager to get information on the progress being made on production but there are limits to the pace that issues can be addressed e.g. there is approximately a 12 week lead time for new moulds in Australia.

3. The Valve.

In my last update I advised that OMI had been invited to a meeting with B.Braun in Germany in late January/early February. Due to travel schedules of the executives involved, that meeting was moved to the 3rd of March. Mr. Kiehne will accompany me on that visit. During January and February testing on the valve, in accordance with requests from B.Braun, have successfully continued. OMI has also received enquiries on the valve from two USA manufacturers and a confidentiality agreement has been signed with one of those parties.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


om
LIMITED

The Future

The higher half-year loss will result in a higher full year loss. Management has reforecast the full year loss at $4.36 million.

Forecasting sales and production is almost impossible given the long lead times for moulds, manufacturing issues and development work being undertaken.

Rather than continually adjusting expected production delivery dates, sales forecasts etc, the Board believes that shareholders will be better informed by regular market updates. Consequently the Board will issue a market update every two months. This update will include progress on production, sales orders received and sales actually made. Naturally significant issues will be immediately advised to the market as they arise. The next update will be issued on 1 May 2005.

In the past two months the company has received numerous enquiries from shareholders seeking more information regarding the company's progress in manufacture etc. It is neither appropriate nor legal for individual shareholders to expect to be told information that has not been announced to the market in general. I clearly understand the wishes of shareholders for information, hence the new two monthly update.

Ian Fraser
Chairman

Appendix 4D

Half Year Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Half Year Ended	31 December 2004
Previous Corresponding Reporting Period	31 December 2003

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	244,063	116%
Profit / (loss) from ordinary activities after tax attributable to members	(2,630,443)	30%
Net profit / (loss) for the period attributable to members	(2,630,443)	30%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Not applicable	-
Interim Dividend	Not applicable	-
Record date for determining entitlements to the dividends (if any)		Not applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	13.49 cents	8.44 cents

Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control gained	
Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of Control Over Entities Having Material Effect

Name of entity (or group of entities)	Not applicable
Date control lost	
Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period	

Details of Associates and Joint Venture Entities

Name of Entity	Percentage Held		Share of Net Profit	
	Current Period	Previous Period	Current Period	Previous Period
Not applicable				
Aggregate Share of Net Profits				

Foreign Entities Accounting Framework

For foreign entities provide details of which accounting standards have been adopted (e.g. International Accounting Standards) Not applicable

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4D

Attachment #	Details
1	Half Year Financial Report
2	Independent Review Report
3	Auditor Independence Declaration



Signed By Company Secretary	[signature]
Print Name	Don Mackenzie
Date	25 February 2005

Attachment 1

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The directors present their report together with the financial report of OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED ("the Company") and its controlled entities for the half-year ended 31 December 2004 and the independent review report thereon.

DIRECTORS

The directors of the Company during the half-year or since the end of the half-year are:

Bruce Kiehne	Director since 2000
Ian Fraser	Appointed 23 November 2004
Donald Mackenzie	Appointed 23 November 2004
Mark Rogers	Appointed 23 November 2004
Dr. John Taske	Resigned 22 November 2004
Michael Hayne	Resigned 22 November 2004
Lawrence Litzow	Resigned 22 November 2004
Keith Taske	Resigned 22 November 2004

RESULTS OF OPERATIONS

The consolidated loss for the half-year after providing for income tax was $2,630,443.

REVIEW OF OPERATIONS

For the 6 months under review, the consolidated entity recorded net sales revenue of $98,412. Actual sales in the period were $219,109 however this was reduced by credits totaling $120,697 in respect of rejected product. The other significant source of revenue was interest income of $136,325 earned on funds invested.

The major expense for the company in the half-year was staffing costs of $902,674. During 2004 a significant number of new positions had been created. A review of personnel requirements going forward has seen a number of those positions made redundant and staffing costs for the second half of the financial year will be substantially lower.

There were two significant expenses of a one-off nature during the half-year.

- Under a Heads of Agreement, the consolidated entity received $200,000 from B.Braun in the 2003 financial year. This payment was made by B.Braun as a contribution towards the cost of the tools, dyes and moulds necessary for the manufacture of the OMI Safe IV Access Valve. As this product is not yet ready for commercial production, and the Agreement had effectively lapsed, the Company refunded the $200,000.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

DIRECTORS' REPORT (continued)

REVIEW OF OPERATIONS (continued)

- The consolidated entity agreed to reimburse the North American distributor of the Safety Scalpel for costs it incurred in respect of product that did not meet their quality standards. These costs comprised quality inspection costs, freight and financing costs and the loss of distributor-supplied components. The total for these one-off costs in the half year was $143,456.

Included in the loss for the 6 months is amortisation and depreciation, a non-cash item, totaling $563,726.

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, PKF, to provide the directors of Occupational & Medical Innovations Limited with an Independence Declaration in relation to the review of the half-year financial report. This Independence Declaration is attached to the Review Report and forms part of this Directors' Report.

Signed in accordance with a resolution of the directors.



Director

Dated this 25th day of February 2005.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES**

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated Entity	
		31 Dec 2004 $000's	31 Dec 2003 $000's
Profit/(loss) from ordinary activities before income tax expense		(2,630)	(2,020)
Income tax (expense)/benefit relating to ordinary activities		-	-
Net profit/(loss) from ordinary activities after related income tax expense attributable to the members of the company		(2,630)	(2,020)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(2,630)	(2,020)
Basic earnings per share (cents per share)		(8.9)	(7.7)
Diluted earnings per share (cents per share)		(8.9)	(7.7)

The above Statement of Financial Performance is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated Entity	
	31 Dec 2004 $000's	30 June 2004 $000's
CURRENT ASSETS		
Cash assets	3,594	5,631
Receivables	167	100
Other	307	216
TOTAL CURRENT ASSETS	4,068	5,947
NON-CURRENT ASSETS		
Property, plant and equipment	503	467
Intangibles	15,036	15,521
Other non-current assets	1,112	1,059
TOTAL NON-CURRENT ASSETS	16,651	17,047
TOTAL ASSETS	20,719	22,994
CURRENT LIABILITIES		
Payables	453	132
Interest bearing liabilities	17	6
Provisions	47	54
TOTAL CURRENT LIABILITIES	517	192
NON-CURRENT LIABILITIES		
Provisions	15	11
Interest bearing liabilities	55	29
TOTAL NON-CURRENT LIABILITIES	70	40
TOTAL LIABILITIES	587	232
NET ASSETS	20,132	22,762
EQUITY		
Contributed equity	32,974	32,974
Retained profits	(12,842)	(10,212)
TOTAL	20,132	22,762

The above Statement of Financial Position is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated Entity	
	31 Dec 2004 $000's	31 Dec 2003 $000's
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	20	25
Payments to suppliers and employees	(2,086)	(1,800)
Interest received	136	81
Borrowing costs paid	(7)	(10)
GST recovered/(paid)	25	104
Net cash provided by/(used in) operating activities	(1,912)	(1,600)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(65)	(186)
Payments for intangibles	-	(243)
Other	(54)	(71)
Net cash provided by/(used in) investing activities	(119)	(500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	-	98
Repayment of borrowings	(6)	-
Net cash provided by/(used in) financing activities	(6)	98
Net increase/(decrease) in cash held	(2,037)	(2,002)
Cash at beginning of half-year	5,631	3,755
Cash at end of half-year	3,594	1,753

The above Statement of Cash Flows is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 1. STATEMENT OF ACCOUNTING POLICIES

This half year consolidated financial report has been prepared in accordance with Accounting Standard AASB 1029 and is to be read in conjunction with the 30 June 2004 Annual Report and any public announcements made by Occupational & Medical Innovations Limited and controlled entities during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001. It is a general purpose financial report which has been prepared in accordance with AASB Standards, other authoritative pronouncement of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Notes of a type normally included in an annual financial report are not included.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those of the previous financial year.

For the purpose of preparing the half-year consolidated financial statements, the half-year has been treated as a discrete reporting period.

The half year consolidated financial report has been prepared on the basis of historical costs.

NOTE 2. SEGMENT REVENUES AND RESULTS

The consolidated entity operates predominately in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominately in one geographical segment being Australia.

NOTE 3. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the period that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial periods.

NOTE 4. CONTINGENT LIABILITIES

A claim has been received for compensation from a previous employee for loss of office. The amount of the claim has not been quantified. The directors believe that there are no grounds for the claim and if any litigation is pursued it will be vigorously defended by the Company.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 5. DIVIDENDS

No dividends have been declared or paid during the half year

NOTE 6. INTANGIBLES

The Directors have determined that patents at $15,035,787 are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entities products.

At the date of this report, the reliability of the expected cash flows associated with the determination of the recoverable amount is dependent on a number of future events including gaining regulatory approval for new products, the reliable production of products, gaining access to markets, successfully defending against any patent challenge, and market acceptance of the products.

Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of Intangibles. Accordingly, no adjustment has been made to the carrying value as represented by the cost of the patents net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

NOTE 7. IMPACTS TO ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements". The financial effect has not been quantified at the date of this report.

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level.
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome.
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 7. IMPACTS TO ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The key differences in accounting policies expected to arise from adoption of AIFRS are as listed as follows:

Income tax
AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset. At the date of this report the company has not recognised any deferred tax balances.

Property, plant & equipment
Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant and equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Research and development
Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalized and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset. At the date of this report no quantification of amounts to be derecognized on initial application has been made.

Patents and intellectual property
All patents and intellectual property assets have been assessed as having a finite useful life. Such assets will continue to be amortised over the useful life of the asset and also be subject to an annual impairment test.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871

AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes 1 to 7, set out on pages 6 to 11, are in accordance with the Corporations Act 2001, including:
  (i) giving a true and fair view of the financial position of the Company as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and
  (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.



Director

Dated this 25th day of February 2004.

Attachment 2

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES

INDEPENDENT REVIEW REPORT

To the members of Occupational & Medical innovations Limited

Scope

We have reviewed the financial report of Occupational & Medical Innovations Limited for the half-year ended 31 December 2004 as set out on pages 6 to 12. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Occupational & Innovations Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding the Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As disclosed in Note 6 to the financial report, the Directors have determined that patents at $15,035,787 are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entities products.

At the date of this report, the reliability of the expected cash flows associated with the determination of the recoverable amount is dependent on a number of future events including gaining regulatory approval for new products, the reliable production of products, gaining access to markets, successfully defending against any patent challenge, and market acceptance of the products.

Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of Intangibles. Accordingly, no adjustment has been made to the carrying value as represented by the cost of the patents net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.



PKF
Brisbane Partnership
Chartered Accountants



RQ Cole
Partner

Dated 25th February 2005

The Directors
Occupational and Medical Innovation Limited
1/12 Booran Drive
ACACIA RIDGE QLD 4127

Dear Directors

AUDITOR INDEPENDENCE DECLARATION IN ACCORDANCE WITH SECTION 307C OF THE CORPORATIONS ACT 2001

As lead engagement partner for the audit of Occupational and Medical Innovations Limited for the half year ended 31 December 2004, I declare that, to the best of my knowledge and belief, there have been:

no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

no contraventions of any applicable code of professional conduct in relation to the review.



PKF
Brisbane Partnership
Chartered Accountants



RQ Cole
Partner
Dated 25th February 2005.